Exhibt 99.2

GIGAMEDIA LIMITED 8F, NO. 22, LANE 407 SECTION 2 TIDING BLVD. NEIHU DISTRICT, TAIPEI 114 TAIWAN R.O.C GIGAMEDIA LIMITED 8F, NO. 22, LANE 407 SECTION 2 TIDING BLVD. NEIHU DISTRICT, TAIPEI 114 TAIWAN R.O.C TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY The Board of Directors recommends you vote FOR proposals 1 through 5. For Against Abstain 1. Adoption of 2021 Audited Financial Statements. 2. Approval of Appointment of Auditors- Deloitte & Touche and Deloitte & Touche LLP. 3. Approval of Directors' Remuneration. 4. Approval for Authority to Allot and Issue Shares. 5. Approval for Share Purchase Mandate. NOTE: To transact any other business as may properly be transacted at the Annual General Meeting. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice & Proxy Statement, US Annual Report and Singapore Annual Report are available at www.proxyvote.com GIGAMEDIA LIMITED Annual General Meeting of Shareholders June 23, 2022 11:00 AM This proxy is solicited by the Board of Directors I/We, being a shareholder/shareholders of the above named Company, hereby appoint Cheng-Ming Huang (aka James Huang) of 8F, No. 22, Lane 407, Section 2, Tiding Blvd., Neihu District, Taipei, Taiwan, R.O.C., failing whom the Chairman of the Meeting, as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at 8F, No. 22, Lane 407, Section 2, Tiding Blvd., Neihu District, Taipei, Taiwan, R.O.C. on Thursday, June 23, 2022, at 11:00 AM local time, and at any adjournment or postponement thereof. This proxy, when properly executed, and returned in a timely manner, will be voted at the Annual General Meeting and any adjournments thereof in the manner described herein. If no contrary indication is made, the proxy will be voted as recommended by the Board of Directors and the Company's management. 1. The proxy form must be signed by the shareholder or by the shareholders' attorney duly authorized in writing or, if the appointer is a corporation, either, under seal or in some other manner approved by the directors of the Company. 2. To be effective, the proxy form (and power of attorney or other authority under which it is signed or a notarially certified copy of such power of authority, if relevant) must be returned to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, no less than 48 hours before the meeting. Continued and to be signed on reverse side